Mail Stop 4561

November 17, 2008

John C. Hope, III
Chairman of the Board
Whitney Holding Corporation
228 St. Charles Avenue
New Orleans, LA 70130

      Re: **Whitney Holding Corporation**
              Schedule 14A
              Filed October 29, 2008
              File No. 033-56024

Dear Mr. Hope:

      We have completed our limited review of your Preliminary Schedule 14A and related filings and have no further comments at this time.

                         Sincerely,

                         Jessica Livingston
                         Staff Attorney